Filed by InterPrivate Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InterPrivate Acquisition Corp.

Commission File No. 001-39204

Date: November 2, 2020

INVESTOR PRESENTATION SCRIPT

John Traugott:	Good morning, everyone. This is John Traugott from Credit Suisse. Thank you for joining this transaction announcement conference call set up by InterPrivate Acquisition Corp.

Today, we are joined by Ahmed Fattouh, CEO of InterPrivate; Soroush Salehian, Co-Founder and CEO of Aeva; Mina Rezk, Co-Founder and CTO of Aeva; and Saurabh Sinha, CFO of Aeva.

Kicking off the call would be Ahmed Fattouh, CEO of InterPrivate. Mr. Fattouh, I will now turn it over to you.

Ahmed Fattouh:	Good morning, everyone. InterPrivate Acquisition Corp. is a $240 million Special Purpose Acquisition Company launched in February 2020. The SPAC is an affiliate of InterPrivate Capital, a private investment firm backed by a consortium of family offices pursuing both private equity and growth capital opportunity.

Our business model involves partnering with independent sponsors including leading VCs and private equity executives who have deep domain expertise across a variety of sectors; and our mandate included both technology and industrial opportunities. So, Aeva represents an intersection of these two verticals.

Over the past seven months, we've considered over 140 merger partners and had our choice of many attractive targets seeking a business combination. Of these, Aeva stood out head and shoulders above the rest. I’d like to share a little bit about our investment thesis and provide a summary of the transaction terms before introducing the co-founders to tell you more about the company.

We had a very high bar when we're going into our discussions with Aeva, given that there had already been two recent LiDAR transactions announced; but when we met Soroush and Mina, we immediately recognized that Aeva was very different. What Aeva's done is that they've developed breakthrough technology which they call 4D LiDAR-on-chip, allowing the company not only to dominate the lucrative automotive TAM, but ultimately to fulfill their vision of bringing perception to all devices.

Of course, the auto sector alone is a $100 billion addressable market and Aeva's FMCW solution represents the end state for the industry. We're not going to say that the other LiDAR technologies are obsolete, but what we will say is that we would call them legacy LiDAR. Aeva's next generation chip is smaller, it's safer, higher-performance, and less expensive than the competition. So, it's not surprising that we're seeing major automakers and suppliers who are currently using other solutions looking to have Aeva design into their programs for the future.

Going outside the automotive sector by putting their solution onto a tiny photonics chip, the company is able to uniquely be a solution for consumer, consumer health, industrial, and security applications.

Aeva has a number of commercial partnerships validating our thesis. The company took a strategic investment from Porsche SE, the parent company of Audi and Volkswagen, with whom its engaged across future vehicle programs. Aeva also recently announced the partnership with ZF, the number three Tier 1 auto supplier to produce and distribute to ZF;s OEM customers, and the company has also partnered with some of the most significant mobility and technology companies in the world.

On the production side, while Aeva's technology is cutting edge, the manufacturing processes are tried and true. Aeva has three partners who've been manufacturing millions of chips in the telecom sector for years, so the company's ability to meet its customers' demand without execution risk is high. None of this is done in-house, and the asset-light model means that we really have high confidence not just in the revenue, but in the profitability because we know exactly how much we're going to pay for each chip that we produce.

I'll add a few words about the transaction parameters: the deal is priced at a $1.7 billion pre-money valuation and an enterprise value of $1.8 billion. That implies a multiple of 2x 2025 revenue of $880 million dollars and 5.2x Adjusted 2025 EBITDA of $350 million. Our PIPE was oversubscribed at $120 million, which should result in over $320 million on net proceeds, all of which will go to the balance sheet.

In fact, not only are none of the existing shareholders selling in the transaction, but the lead investors including Adage, Lux Capital, Canaan Partners, and Porsche have all invested alongside us here.

From the funds from the deal, the company is not expected to require any additional external capital to reach cash flow break even.

With that, I’d like to hand it over to Soroush to tell you more about Aeva.

Soroush Salehian:	Thanks, Ahmed. Today is an exciting day for Aeva and the larger semiconductor and sampling industry as a whole. So, first a bit of background..

I started Aeva together with my co-founder, Mina, close to about four years ago, whom I met while working in Apple's special projects group. We started a company with a singular vision to bring about the next wave of perception technology across all devices. In the span of the first three years, we brought on a talented team of over 100 multidisciplinary engineers and operators from multiple industries across automotive and consumer electronics with expertise in silicon photonics engineering, mechanical, hardware, perception software, machine learning, and signal processing to create the world's first LiDAR that is integrated onto a tiny chip. Aeva's unique 4D LiDAR-on-chip technology provides a massive market opportunity across automotive in both assisted driving and autonomous driving applications. First, in automotive, we have a number of contracted projects underway for 2024 start of production across trucking, passenger car, and mobility applications. Further, our unique 4D LiDAR technology expands our TAM across other markets including in consumer electronics where our 4D LiDAR-on-chip can provide key capabilities for AR/VR applications as well as in consumer health, industrial security, and robotics. Our opportunity across the other markets is well over $18 billion dollars in 2025 and rapidly growing from there.

And now, I think it makes sense to talk a bit about our technology and our unique differentiators. With that, I’ll pass it off to Mina.

Mina Rezk:	Thank you, Soroush. I’ll be happy to tell you why Aeva's technology is unique and provides such a rare opportunity to capture such a large market. To understand our unique technology, let me first highlight that almost all LiDARs on the market today are based on time-of-flight technology. To understand what that means, as highlighted on Slide 14, current LiDARs today send out high power laser pulses to measure the distance to the target; because these systems measure power directly on the detector, they ultimately compete with other sources of power on the detector such as other LiDARs or the sun. Typically, high-powered laser pulses are needed to achieve higher performance which could mean the system is getting very close to the eye safetylimit.

For us, we have taken a fundamentally-different approach that is similar to FM or HD radio versus AM radio. In our approach, we do not send high power pulses, neither do we measure power directly; we send a very low power continuous laser beam with a unique signature embedded in the frequency of the beam, and this gives us multiple advantages over the current time-of-flight technology. First, because we are working in the frequency domain, we can measure directly the Doppler shift and therefore measure the velocity for every single pixel. This fourth dimension provides a new domain in perception capability.

Second, given our unique frequency signature, we can block any light that does not carry such signature, which makes us completely immune to any interference from the sun or other LiDARs, and this truly enables true mass-market adoption.

Third, since we are not competing with other sources of light anymore, we are effectively 100x more sensitive, and this enables us to achieve much longer performance at a much lower power.

Finally, one of our advantages is that we can integrate our LiDAR on silicon photonic chips, therefore enabling low cost and mass volume.

Today, Aeva is the only technology that is able to integrate such a superior LiDAR on a silicon photonic chip, which enables us to rapidly introduce a mass scalable product at a low cost for the automotive market, consumer market, and beyond. To really achieve such a differentiated technology, we have developed multiple breakthroughs from the ground up across hardware, silicon, and software algorithms.

Looking at Slide 15, we developed our custom semiconductor fiberless laser system with a unique modulation scheme that enables us to measure a high number of points per second without depending on maximum range. We were able to do that using already-proven processes that are shipping in the millions of lasers per year today. We have integrated all of that on a silicon photonics platform that integrates the receivers as well. Then we have developed our own DSP algorithms from the ground up, enabling long-range measurements.

Soroush Salehian:	Thanks, Mina. Now, let's talk a bit about our strategic partners and customers. If you flip to Slide 21, as mentioned, we have a strategic relationship with Porsche SE, the majority owner of Volkswagen Group. Porsche SE has made a number of sufficient investments in Aeva including in this transaction. We announced our partnership with Audi AID in 2019, and are engaged in discussions with VW Group toward LiDAR for next generation vehicle program targeting 2024 production. Separately, we have a multi-year production partnership with the global automotive tier one supplier ZF to manufacture and distribute the first automotive-grade 4D LiDAR for mass scale.

Moving on to Slide 22, we are actively engaged with the top 30 players in the automotive picture across trucking, passenger car, and mobility. These four partners for production, together with an additional three in the final phases of the production selection process, represent the majority of our revenues for 2025 in the automotive sector.

That sums up our portion on our partners and with that I’ll pass it off to Saurabh who'll go over the financial summary.

Saurabh Sinha:	Thank you, Soroush. We have two product offerings: first, a 4D LiDAR solution with embedded software targeted towards automotive, industrial, and security applications; and second, a silicon photonic engine with algorithms for consumer electronics.

We expect to go to production in 2024 with automotive in all three sub-verticals: passenger cars, trucking and mobility. Our top seven customers account for 80 percent of 2025 automotive revenue. We expect these partnerships will help in rapid adoption of ADASand AV applications and are a significant growth opportunity for us. Our agreements with our top strategic partners provide a direct understanding of volumes and ASPs which provide us with clear visibility into our revenues through to production. Further, our multi-year production partnership with ZF enhances our distribution reach to the world's top OEMs.

Looking beyond automotive, we see demand from existing customers for other applications such as consumer devices, industrial robotics, and next-gen security applications.

Moving on to the next Slide 27, from a manufacturing standpoint, our solution has only three parts: silicon photonic engine, an ASIC processor, and a scanning module. All these parts will be manufactured at scale using proven semiconductor processes; we have partnerships with leading fabs to manufacture a solution and these partnerships provide high visibility of our overall cost structure. This model helps to scale quickly without any manufacturing CapEx.

We expect gross margins to be in the mid-60s. From an overall profitability standpoint, we expect to break even and go positive in 2024 both on EBITDA and free cash flow basis. Soroush?

Soroush Salehian:	Thanks, Saurabh. Looking at the year 2030 and beyond, we see a massive opportunity for adoption of Aeva's unique 4D LiDAR-on-chip technology, not just in automotive, in assisted and autonomous driving, but also across a wide variety of devices including phones, tablets, and the next generation of perception input devices and beyond. By 2030, we expect to be well over $6 billion in annual revenues with around 3 billion in EBITDA; and we believe Aeva is uniquely positioned to realize the broad adoption of perception across devices by that timeframe.

And that concludes our presentation for today. We are excited to partner with the InterPrivate team through this transaction and to accelerate our path to bringing a new paradigm in perception to mass market.

Ahmed Fattouh:	Thank you, Soroush, Mina, and Saurabh. And thank you to our current and prospective shareholders. We, at InterPrivate, look forward to a successful merger into helping Aeva on its journey to bring perception to all devices.

Additional Information and Where to Find It

This document relates to a proposed transaction between InterPrivate Acquisition Corp., a Delaware corporation (“InterPrivate”), and Aeva, Inc., a Delaware corporation (“Aeva”). InterPrivate intends to file a registration statement on Form S-4 that will include a proxy statement of InterPrivate, a consent solicitation statement of Aeva and a prospectus of InterPrivate. The proxy statement/consent solicitation statement/prospectus will be sent to all InterPrivate and Aeva stockholders. InterPrivate also will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). Before making any voting decision, investors and securities holders of InterPrivate and Aeva are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and securities holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by InterPrivate through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by InterPrivate may be obtained free of charge from InterPrivate’s website at https://ipvspac.com/ or by written request to InterPrivate at InterPrivate Acquisition Corp., 1350 Avenue of the Americas, New York, NY 10019.

Participants in Solicitation

InterPrivate and Aeva and their respective directors and officers may be deemed to be participants in the solicitation of proxies from InterPrivate’s stockholders in connection with the proposed transaction. Information about InterPrivate’s directors and executive officers and their ownership of InterPrivate’s securities is set forth in InterPrivate's filings with the SEC, including InterPrivate’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 30, 2020. To the extent that holdings of InterPrivate’s securities have changed since the amounts printed in InterPrivate’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Aeva and InterPrivate, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Aeva and the markets in which it operates, and Aeva’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of InterPrivate’s securities, (ii) the risk that the transaction may not be completed by InterPrivate’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by InterPrivate, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of InterPrivate and Aeva, the satisfaction of the minimum trust account amount following redemptions by InterPrivate’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Aeva’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Aeva and potential difficulties in Aeva employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Aeva or against InterPrivate related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of InterPrivate’s securities on the New York Stock Exchange, (x) the price of InterPrivate’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Aeva plans to operate, variations in performance across competitors, changes in laws and regulations affecting Aeva’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Aeva operates, (xiii) the risk that Aeva and its current and future collaborators are unable to successfully develop and commercialize Aeva’s products or services, or experience significant delays in doing so, (xiv) the risk that Aeva may never achieve or sustain profitability; (xv) the risk that Aeva will need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xvii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the risk of product liability or regulatory lawsuits or proceedings relating to Aeva’s products and services, and (xix) the risk that Aeva is unable to secure or protect its intellectual property and (xx) the risk that the post-combination company’s securities will not be approved for listing on the New York Stock Exchange or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of InterPrivate’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/consent solicitation statement/prospectus discussed below and other documents filed by InterPrivate from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Aeva and InterPrivate assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Aeva nor InterPrivate gives any assurance that either Aeva or InterPrivate will achieve its expectations.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of InterPrivate, Aeva or WLLY Merger Sub Corp., a Delaware corporation and newly formed, wholly-owned direct subsidiary of InterPrivate, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.